(Letterhead of Mantyla, McReynolds & Associates)


June 5, 1998

Seafoods Plus, Ltd.
5525 South 900 East, #110
Salt Lake City, Utah 84117

Re: Consent to be named in the S-8 Registration Statement of United States Mining & Exploration, Inc., a Utah corporation (the "Registrant"), SEC File No. 0-21853, to be filed on or about June 3, 1998, covering the registration and issuance of 66,068 shares of common stock to four individual consultants

Gentlemen:

          We hereby consent to the use of our report for the years ended December 31, 1997 and 1996, dated February 27, 1998, in the above referenced Registration Statement. We also consent to the use of our name as experts in such Registration Statement.


Mantyla, McReynolds & Associates
Certified Public Accountants

cc:     Seafoods Plus, Ltd.